Exhibit 99.1

EQUITY TRANSFER AGREEMENT

Party A / Transferor: WANG Guoqing

Identity number:

Address: No. 36 Nan’an, Outside Liuxian Village, Laidian Town, Xianyou County, Fujian Province

Contact:

Party B / Transferee: E-Home (Pingtan) Home Service Co., Ltd.

Unified Social Credit Code:

Registered address: Second Construction Commercial Building 55-68 (Unit 401), East Street, Tancheng Town, Pingtan County, Fujian Province.

Legal representative: XIE Wenshan

Party C / Party B’s overseas parent company: E-Home Household Service Holdings Limited

Registration Number: HS-342998

Registered agent’s address: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands

Party D / Target Company: Putian YouYou Cleaning Co., Ltd.

Unified social credit code:

Registered address: No. 366 Dongyuan West Road, Room 601, Longqiao Street, Chengxiang District, Putian City, Fujian Province

Legal representative: WANG Guoqing

WHEREAS:

1. Putian YouYou Cleaning Co., Ltd. (“Target Company” or “Company”) is a limited liability company registered and legally existing in China, with a unified social credit code , registered address at No. 366 Dongyuan West Road, Room 601, Longqiao Street, Chengxiang District, Putian City, Fujian Province, and legal representative Wang Guoqing. Its registered capital is RMB TEN MILLION (¥ 10,000,000). Its main business scope includes professional cleaning, disinfection and building cleaning services, etc.

2. Party A holds 100% of the equity of the Target Company, and Party A intends to transfer 60% of the equity of the Target Company (the “Target Equity”) held by Party A to Party B in accordance with this Agreement; Party B intends to receive the Target Equity in accordance with the provisions of this Agreement.

3. In accordance with the provisions of the Company Law of the People’s Republic of China and the Civil Code of the People’s Republic of China, the parties reached the following agreement on the transfer of equity after negotiation:

1 / 6

I. Purchase Price and Payment Method

1. The Company’s fiscal year 2021 (January 1 to December 31, 2021) achieved revenues of about RMB 25 million and net profit of about RMB 2.25 million, and the Company expects to achieve revenues of more than RMB 33 million and net profit of more than RMB3.3 million in fiscal year 2022 (January 1 to December 31, 2022). Based on the above financial data, Parties A and B negotiated to determine the company’s valuation at RMB 60 million.

2. Party A will transfer 60% of the Company’s equity (corresponding to the Target Company’s subscribed, paid-up capital of RMB 6 million, that is the 60% registered capital has been paid up) to Party B and ensure that Party B appoints at least two-thirds of the Company’s board members. Based on the Company’s valuation of RMB 60 million, the equity transfer consideration is RMB 36 million, of which RMB 4 million will be paid in cash and the rest RMB 32 million will be paid by Party C in the form of share issuance.

3. Cash Portion payment method: Within 3 days after the execution of this Agreement, Party A and Party B shall register/file the equity transfer and the change to the composition of the board of directors with the industrial and commercial authorities. Within 3 business days from the date of completion of the above modification registration, Party B shall pay Party A RMB 2 million. Within 1 month from the date of completion of the above modification registration, Party B shall pay additional RMB 2 million to Party A. For the avoidance of doubt, Party A’s account information is as follows:

Account Name:

Account Number:

Bank:

4. Stock payment method: After completing the above modification registration, Party C will issue the number of its ordinary shares (the “Shares”) in value of RMB 32 million to Party A. Parties A and B agreed that the per share issuance price shall be equal to 120% of the average of the Nasdaq closing price of the ordinary shares of Party C (Nasdaq: EJH) for twenty consecutive trading days preceding January 11, 2022, which average is $1.55, and therefore, the per share issuance price should be $1.86. As a result, Party C will issue a total of 2,702,826 ordinary shares to Party A (the exchange rate between RMB and USD used hereby was 6.3653:1 by reference to People’s Bank of China’s foreign exchange trading RMB/USD mid-rate on January 10, 2022). The “Closing Date” of this Agreement shall be the date of completion of the issuance of the Shares.

5. Party C shall pay the consideration for the transfer of equity of the Target Company by issuing EJH ordinary shares to the Transferor. Such Shares are “restricted securities” under U.S. federal and state securities laws that are not registered under U.S. securities laws. Under these laws, the transferor must hold the securities indefinitely until the securities are registered under U.S. securities laws or an exemption to registration is available. Party C is under no obligation under this Agreement to register such Shares under U.S. securities laws. The Transferor understands that Rule 144 under U.S. Securities Act of 1933, as amended (the “Securities Act”) only permits limited public resale of “restricted securities” obtained directly or indirectly from a non-public offering, subject to the satisfaction of certain conditions. The Transferor also understands that at the time the Transferor wishes to sell the Shares, there may be no public market upon which to make such a sale, and that, even if such a public market then exists, Party C may not be satisfying the current public information requirements of Rule 144, and that, in such event, the Transferor may be precluded from selling the Shares under Rule 144 even if the minimum holding period requirement has been satisfied. The Transferor understands that these Shares are being offered and sold in reliance on an exemption from the registration requirements of U.S. federal and state securities laws under Regulation S promulgated under the Securities Act and Party C is relying upon the truth and accuracy of the Transferor’s representations and warranties set forth herein in order to determine the applicability of such exemptions and the suitability of the Transferor to acquire the Shares. The transferor represents, warrants and agrees that it complies with the provisions of Regulation S of the Securities Act, it is not a U.S. person as such term is defined under Regulation S, the Shares are not acquired in the United States at the time of acquisition, and the Shares are not acquired for the account or benefit of a U.S. person.

2 / 6

II. Representations and Warranties

1. Party A represents and warrants that it has the full power and authority to dispose of the equity to be transferred to Party B, and that the equity is not pledged, seized or frozen and is free from any third party’s claim; otherwise, Party A shall bear all the economic and legal liabilities arising therefrom.

2. The Target Company is a limited liability company duly organized and validly existing, and its establishment and operation complies with the requirements of the laws and regulations in each jurisdiction where it operates. The Target Company has not had its business license revoked, ordered to shut down or withdrawn in accordance with laws or its articles of association, and its business operations have not violated the laws and regulations of the country where it is located that restrict or prohibit its operations.

3. The Target Company does not have any foreseeable events that would have a material adverse effect on the Target Company’s financial condition or operating results, nor has it entered into any agreement to dispose of its assets or rights outside the ordinary course of business or transferred or assigned any of its assets or profits.

4. All financial records of the Target Company during the period under the management of the Transferor have been correctly prepared in accordance with relevant regulations and rules and accurately present the business activities of the Target Company. Such records do not contain any material errors or omissions. The Target Company does not have any investment or financing arrangements other than those disclosed by the Target Company in writing to the Transferee. All assets shown on the financial records of the Target Company belong to the Target Company, and the balance sheet and ancillary documents include all the assets and interests owned by the Target Company, which assets and interests are in the control of the Target Company.

5. All assets of the Target Company are in normal state.

6. The Target Company does not have any significant or foreseeable litigation or arbitration that have not been disclosed to the Transferee.

7. Party A represents and warrants that the Target Company has no debts except for the debts that have been disclosed to the Transferee, and that the Target Company is not providing guarantees for third parties; if there are hidden debts or guarantees for third parties, Party A shall be responsible for them.

8. The information provided by the Transferor to the Transferee about the Target Company is true, accurate and complete, without false or misleading statements, or material omissions.

9. Party A and the Target Company guarantee that the equity transfer has been approved by the resolutions of the Target Company’s shareholder meeting.

3 / 6

III. The Company’s Profit and Loss (including Creditor’s Rights and Debts) Sharing

After this Agreement becomes effective, Party B shall share the profits of the Company in proportion to the equity of the Company it received but shall not bear any loss. Party B has the power and authority to make business decisions, consolidate financial statements and appoint personnel for the Company. All creditor’s rights and debts (including taxes payable according to law) before this equity transfer belong to Party A.

IV. Special Agreements

1.  Party A, as the actual controller of the company, covenants to Party B that the Company’s operating results will reach the following goals in 2022 (2022/01/01 – 2022/12/31): The Company’s annual revenue will reach more than RMB 33 million and net profit will reach more than RMB 3.3 million.

2.  Party A undertakes that, if the Target Company fails to achieve the above performance goals, Party B is entitled to require Party A to transfer an additional 10% of the equity of the Target Company to Party B at the total price of RMB 1 or the minimum price permitted by law, as a result of which Party B shall hold 70% of the Target Company. Party A shall pay for any fees or taxes in connection with such transfer. Should Party B pay to Party A a purchase price of more than RMB 1 for such additional equity as required by law, the portion of the purchase price more than RMB 1 shall be actually borne by Party A.

V. Termination of Agreement

1.  Before the Closing Date of the transactions contemplated hereby, the parties may terminate this Agreement in writing by mutual agreement of the parties.

2.  In the event of one or more of the following circumstances, the Transferee or Transferor has the right to unilaterally terminate this Agreement by a written notice:

(a) the competent governmental authorities, securities registration or trading authorities, or judicial authorities object to the content or performance of this Agreement, leading to this Agreement being terminated, revoked, or held to be invalid, or resulting in inability to perform material provisions of this Agreement that would seriously affect the business purposes of the Transferee or Transferor at the time of entering into this Agreement;

(b) the competent governmental authorities expressly disapprove certain terms of this Agreement, and such terms have a material effect on this transaction;

(c) the laws, regulations and rules on which this Agreement is based change, causing the important provisions of this Agreement to become illegal, or due to national policies or orders, any party to this Agreement cannot perform its material obligations under this Agreement; and

(d) the Transferee or Transferor has committed a material breach of this Agreement that makes it impossible to complete this transaction or seriously affects the business purposes of the Transferee or the Transferor at the time of entering into this Agreement.

4 / 6

VI. Liabilities for Defaults

1.  Once this Agreement becomes effective, the parties shall duly perform this Agreement. Any party that fails to fully perform its obligations under this Agreement shall be liable in accordance with laws and this Agreement, and the breaching party shall compensate the non-breaching parties for their actual losses.

2.  If, due to Party A’s reasons, Party B is unable to register the equity transfer on time, or the realization of the purposes of concluding this Agreement by Party B is seriously affected, Party A must compensate Party B in the amount of 20% of the total purchase price for the equity being transferred hereby. The foregoing compensation amount shall not be regarded as the sole remedy for violation of this Agreement, and Party B may seek other remedies in accordance with the law such as termination of the Agreement and return of paid purchase price.

VII. Payment of Certain Expenses

The expenses incurred in the process of this equity transfer (such as notarization, assessment or auditing, registration of this equity transfer, etc.) shall be borne by Party A, and each party shall bear its own taxes in connection herewith.

VIII. Dispute Resolutions

The validity, interpretation and performance of this Agreement shall be governed by the laws of the People’s Republic of China. Any dispute arising out of or in connection with this Agreement shall be resolved through amicable negotiation among the parties. If such negotiation fails, the judgments of the people’s court in the place where Party B is located shall govern.

IX. Effectiveness Conditions

This Agreement shall enter into force upon execution by all parties. Parties A and B shall, after the effectiveness of this Agreement, make modification registrations with the administrative agency for industry and commerce in accordance with law.

X. This Agreement shall be made in five duplicates, a copy for each party, and the rest copy shall be submitted to the relevant governmental authority.

(No text below this line)

5 / 6

(Signature Page to the Equity Transfer Agreement)

Party A:	/s/ Guoqing Wang

Party B: E-Home (Pingtan) Home Service Co., Ltd.

Seal: E-Home (Pingtan) Home Service Co., Ltd.

Party C: E-Home Household Service Holdings Limited

Seal: E-Home Household Service Holdings Limited

Signature of Authorized Representative:	/s/ Qingfeng Lin

Party D: Putian YouYou Cleaning Co., Ltd.

Seal: Putian YouYou Cleaning Co., Ltd.

January 20, 2022

6 / 6